UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2016	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________ to ___________________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION
5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and
Supplemental Schedule
December 31, 2016 and 2015

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
December 31, 2016 and 2015

Statement of Changes in Net Assets Available for Benefits	3
Year ended December 31, 2016

Notes to the Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-26

Signatures	27

Exhibit Index

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	28

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones, LLP

Houston, Texas
June 28, 2017

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$671,984,023	$714,293,121
Fully benefit-responsive investment, at contract value	310,074,516	328,945,699
Total Investments	982,058,539	1,043,238,820

Receivables:
Notes receivable from participants	5,586,375	6,392,993
Investment income receivable	12,128	676
Total receivables	5,598,503	6,393,669

Total Assets	987,657,042	1,049,632,489

Net Assets Available for Benefits	$987,657,042	$1,049,632,489

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$46,688,644
Interest	6,598,582
Dividends	12,117,525
Total investment income	65,404,751

Interest income on notes receivable from participants	200,731

Contributions:
Participants	22,929,820
Employer	14,022,577
Rollovers	40,590,740
Total contributions	77,543,137

Total additions	143,148,619

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	204,943,707
Administrative expenses	180,359
Total deductions	205,124,066

Net decrease	(61,975,447)

Net Assets Available for Benefits:
Beginning of year	1,049,632,489

End of year	$987,657,042

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

1.Description of Plan
The following brief description of the Marathon Oil Company Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions. Effective as of January 1, 2014, Marathon Oil Company (the “Company”) amended and restated the Plan in its entirety.  The provisions of this amended and restated Plan apply to determine eligibility, contributions, distributions, investments, and other Plan activities.
General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of the following entities, which are participating employers in the Plan: Marathon Oil Corporation (“MRO”), the Company, and Marathon Service Company. All of these participating employers, other than MRO, are wholly owned subsidiaries of MRO. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax and pre-tax/Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of highly compensated employees are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $265,000 for 2016, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or conduit individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or pre-tax/Roth 401(k) contributions to the Plan up to an aggregate of 7 percent of each participant's eligible gross pay.
Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company; at death; after three years of vesting service with the Company or another employer within the controlled group of MRO; or upon attainment of age 65.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

Participant Loans
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that ranged from 3.25 percent to 8.25 percent throughout 2016, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through automatic payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less than $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $387,970 for the year ended December 31, 2016 were used to reduce employer matching contributions made to the Plan. The forfeited balance held in the Plan as of December 31, 2016 and 2015 was $35,259 and $284,002, respectively.
Investment Options
Effective August 8, 2016, the investment option Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class IS was replaced with Baird MidCap Fund Institutional Class. This change was communicated to participants in July 2016.
Also, effective August 8, 2016, the Plan's designated default investment option which consists of the FIAM Target Date Commingled Pools Class V was replaced with FIAM Target Date Commingled Pools Class Q. The new share class offers the same investment strategy and risk but at a lower cost to participants. In addition, FIAM Target Date 2060 Commingled Pool Class Q was added as an investment option. These changes were communicated to participants in July 2016.
Effective December 30, 2016, MRO stock became a frozen investment option in the Plan, which means that participants can no longer invest future contributions in MRO stock or exchange from another investment option into MRO Stock. Any individual company stock poses a greater potential investment risk than investment in mutual funds and other diversified investment options, so this change was made to help participants reduce risk in their Plan accounts. This change was communicated to participants in July 2016 and November 2016.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications have been made to the 2015 financial statements to conform to the 2016 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are no longer required to disclose the fair value with and adjustment to contract value on the statement of net assets available for benefits, per ASU 2015-12 Part I, adopted in 2016. They are now reported at contract value, which is the relevant measurement attribute of fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the contract value of the investment contracts, and the statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Investment related expenses are also included in net appreciation of fair value of investments.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc ("FIIOS").

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

The Stable Value Fund is a combination of Fidelity's Managed Income Portfolio II ("MIP II"), a stable value commingled pool of the Fidelity Group Trust for Employee Benefit Plans, and stable value assets previously purchased by the Fund. Any fees charged by Fidelity Management Trust Company are deducted from the interest earned by Plan members in the Stable Value Fund. The total amount of fees charged by Fidelity Management Trust Company for 2016 in connection with management of assets within the Stable Value Fund was $825,859.

3.	Accounting Standards Update

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2015-12, “Plan Accounting: defined benefit pension plans (Topic 960), defined contribution pension plans (Topic 962), health and welfare benefit plans (Topic 965): (Part I) fully benefit-responsive investment contracts, (Part II) plan investment disclosures, (Part III) measurement date practical expedient.” Part I requires a benefit plan to use contract value as the only measurement for fully benefit-responsive investment contracts on the statement of net assets available for benefits. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. These amendments are effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan is required to apply Part I and II retrospectively for all statements presented. The amendment was adopted in 2016 and impacts both the presentation of the investments on the statement of net assets available for benefits and the disclosures.

In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or its equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standard Codification ("ASC") 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The amendment was adopted in 2016 and has an impact on the disclosures only.

4.	Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•
Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits with the exception of the benefit-responsive contracts which are valued at contract value (see Note 2). The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2016 and 2015.
Common stock - Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Brokeragelink Investments - Participants can open a self-directed brokerage account within the Plan that allows participants to buy and sell stocks, corporate bonds, treasury securities, and other securities on the active market. These assets are considered Level 1.

Mutual funds - Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value of shares held. The net asset value is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1. Interest-bearing cash includes cash on deposit.

Investments valued at Net Asset Value per Share Practical Expedient

The common collective trusts ("CCTs") are reported in the fair value table without leveling, as ASU 2015-07 was adopted in 2016. This accounting standard removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under accounting standards codification ASC 820.

Common Collective Trusts - The FIAM Target Date Commingled Pools, the Fidelity Growth Company Commingled Pool, and the portion of the stable value fund that is in the MIP II are CCTs. The target date pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each target date pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each target date pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. The growth company CCT normally invests primarily in common stocks of domestic and foreign issuers with the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. There are no redemption restrictions on any of these CCTs. There are also no unfunded commitments attributable to any of the CCTs. Investment in CCTs are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

The following tables set forth the Plan's total investments:

	December 31, 2016
	Level 1	Total
Mutual funds	$376,030,485	$376,030,485
Common stock	38,308,732	38,308,732
Self-directed brokerage accounts	68,345,844	68,345,844
Investments measured at net asset value:
Common/collective trusts		189,298,962
Total investments, at fair value		$671,984,023

	December 31, 2015
	Level 1	Total
Mutual funds	$398,890,661	$398,890,661
Common stock	28,638,024	28,638,024
Self-directed brokerage accounts	74,461,620	74,461,620
Investments measured at net asset value:
Common/collective trusts		212,302,816
Total investments, at fair value		$714,293,121
5. Stable Value Fund (Fully Benefit-Responsive Investment Contract)

The Plan has an interest in a Stable Value Fund that comprised approximately 32 percent and 32 percent of total Plan investments at December 31, 2016 and 2015, respectively. The Stable Value Fund has investments in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions.

As a Synthetic Investment Contract (SIC) is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. In a SIC structure, the underlying investments are directly owned by the Stable Value Fund and held in a trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank to provide principal preservation and steady income to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate.

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The key factors that influence future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, withdrawals into/out of the contract; the investment returns generated by the fixed income investments that back the wrapper contract; and the duration of the underlying investments backing the wrapper contract.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

The following presents the fair value, adjustment to contract value, the contract value, and the major credit rating of each individual SIC held within the Stable Value Fund at December 31, 2016 and 2015:

Stable Value Fund at December 31, 2016
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value	Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$64,034,551	$993,529	$63,041,022
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	41,858,570	649,457	41,209,113
American General Life Wrapper Contract 1627651	A+	46,740,342	725,200	46,015,142
Prudential Insurance Co America ACT 063025001	AA-	54,545,802	846,306	53,699,496
Nationwide Life Insurance Co	A+	50,005,282	775,858	49,229,424
Fidelity Managed Income Portfolio II		57,074,351	194,032	56,880,319
		$314,258,898	$4,184,382	$310,074,516

Stable Value Fund at December 31, 2015
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value	Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$82,188,319	$1,110,459	$81,077,860
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	78,485,781	1,060,433	77,425,348
American General Life Wrapper Contract 1627651	A+	84,751,535	1,145,090	83,606,445
Prudential Insurance Co America ACT 063025001	AA-	51,439,265	695,004	50,744,261
Nationwide Life Insurance Co	A+	33,231,345	448,993	32,782,352
		$330,096,245	$4,459,979	$325,636,266
A wrap issuer may terminate a wrapper contract in accordance with the terms of the contract. A wrap issuer may also terminate a wrapper contract if Fidelity Management Trust Company investment management authority over the Stable Value Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events (e.g., complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). In light of the occurrence of a partial termination during 2015, further explained in Note 8, the Plan Administrator made the changes to the Stable Value Fund described above in order to protect the interests of plan participants who have invested in the Stable Value Fund.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

Cash equivalents (for which the stated cost approximates contract value) were $0 and $3,309,433 at December 31, 2016 and 2015 respectively.

6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$987,657,042	$1,049,632,489
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,184,382	4,459,979
Net assets per the Form 5500	$991,841,424	$1,054,092,468
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

Increase (decrease) in net assets available for benefits per the financial statements	$(61,975,447)
Adjustment from contract value to fair value for benefit-responsive investment contracts
Prior year adjustment	(4,459,979)
Current year adjustment	4,184,382
Net income per the Form 5500	$(62,251,044)

7. Party-in-Interest Transactions
The Trustee provides certain accounting and administrative services to the Plan for which approximately $65,039 and $44,188 of expenses were charged for the years ended December 31, 2016 and 2015, respectively. Certain Plan investments, amounting to $776,262,362 and $835,912,616 at December 31, 2016 and 2015, respectively, are managed by affiliates of the Trustee.
Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.
Shares of MRO common stock previously could be purchased directly from MRO or on the open market. MRO common stock held in the Plan as of December 31, 2016 and 2015 was $38,308,732 and 28,638,024, respectively. During 2016, all shares of the MRO common stock were purchased on the open market until December 30, 2016 when MRO stock became a frozen investment option in the Plan. Certain Plan investments are shares of mutual funds managed by FIIOS, and the CCTs are managed by FIAM (Fidelity Institutional Asset Management). Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2016 and 2015

8. Plan Termination
In 2015, the Company implemented multiple rounds of workforce reductions that created a reduction in Plan participation in excess of 20% of active employees participating in the Plan. As described in IRS Revenue Ruling 2007-28, a partial termination is presumed to occur with respect to a plan if 20% of employees participating in the plan are terminated. Because the reductions in force affected more than 20% of employees participating in the Plan, a partial termination occurred for tax purposes. A partial termination of the Plan did not occur in 2016.
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
9. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by letter dated June 11, 2015, that the Plan, as amended, meets the requirements of Code Section 401(a), and the trust is not subject to tax under present income tax law. This determination letter was applicable for the amendments executed September 24, 2014 and prior. The Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires the Plan Administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.
10. Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
11. Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated through the date these financial statements were issued for potential recognition or disclosure in the financial statements.
Effective as of January 1, 2017, the Company amended and restated the Plan in its entirety to formally incorporate the MRO stock freeze within the Plan.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
Note: Cost column (d) is omitted, as investments are participant directed.
*	Marathon Oil Corporation	Marathon Oil Common Stock -	2,213,098	shares	$38,308,732
	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company -	910,654	shares	9,261,347
*	Fidelity Money Market Government Portfolio Class I	Investment Company -	8,143,851	shares	8,143,851
*	Fidelity Mid Cap Value Fund	Investment Company -	361,216	shares	8,950,936
*	Fidelity Extended Market Index Fund - Premium Class	Investment Company -	545,468	shares	30,295,290
*	Fidelity 500 Index Fund - Institutional Class	Investment Company -	1,142,432	shares	89,509,563
*	Fidelity Balanced Fund - Class K	Investment Company -	1,160,913	shares	25,563,297
*	Fidelity Contrafund - Class K	Investment Company -	322,812	shares	31,758,282
*	Fidelity Growth Company Commingled Pool	Investment Company -	3,036,953	shares	41,940,316
*	Fidelity International Discovery Fund - Class K	Investment Company -	153,931	shares	5,600,024
*	Fidelity Low Priced Stock Fund - Class K	Investment Company -	592,399	shares	29,282,304
*	Fidelity International Index Fund - Institutional Shares	Investment Company -	1,090,404	shares	38,523,990
*	FIAM Target Date Income Commingled Pool Class Q	Investment Company -	561,840	shares	7,191,554
*	FIAM Target Date 2005 Commingled Pool Class Q	Investment Company -	148,887	shares	2,009,969
*	FIAM Target Date 2010 Commingled Pool Class Q	Investment Company -	350,273	shares	5,054,435
*	FIAM Target Date 2015 Commingled Pool Class Q	Investment Company -	1,004,086	shares	14,509,046
*	FIAM Target Date 2020 Commingled Pool Class Q	Investment Company -	1,901,724	shares	26,814,306
*	FIAM Target Date 2025 Commingled Pool Class Q	Investment Company -	1,964,811	shares	28,607,654
*	FIAM Target Date 2030 Commingled Pool Class Q	Investment Company -	1,194,141	shares	16,909,033
*	FIAM Target Date 2035 Commingled Pool Class Q	Investment Company -	866,603	shares	12,539,744
*	FIAM Target Date 2040 Commingled Pool Class Q	Investment Company -	832,379	shares	11,886,375
*	FIAM Target Date 2045 Commingled Pool Class Q	Investment Company -	661,737	shares	9,502,540
*	FIAM Target Date 2050 Commingled Pool Class Q	Investment Company -	556,809	shares	7,878,842
*	FIAM Target Date 2055 Commingled Pool Class Q	Investment Company -	289,111	shares	4,385,809
*	FIAM Target Date 2060 Commingled Pool Class Q	Investment Company -	6,818	shares	69,339
	Dodge & Cox Stock Fund	Investment Company -	51,176	shares	9,431,717
	Dodge & Cox Income Fund	Investment Company -	1,487,252	shares	20,211,749
	Columbia Acorn International Fund Class Y Shares	Investment Company -	94,349	shares	3,587,137
	Baird MidCap Fund Institutional Class	Investment Company -	276,009	shares	4,360,939

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
	DFA Emerging Markets Value Portfolio Institutional Class	Investment Company -	439,227	shares	10,519,497
	Vanguard Small-Cap Index Fund Institutional Shares	Investment Company -	128,772	shares	7,954,276
	Vanguard Total Bond Market Index Fund Institutional Shares	Investment Company -	4,044,722	shares	43,076,286

* Indicates party-in-interest.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(e)
Identity of Issue, Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value
	Stable Value Contract Carriers
	Bank of Tokyo - Mitsubishi ACT	Actively Managed Global Wrap**
	Wrapper Contract FID-MARAOIL13-1; 2.227%
	Total Fair Value		$64,034,551	***
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract AMarathon-02-07; 2.202%
	Total Fair Value		41,858,570	***
	Prudential Insurance Co America ACT	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 2.227%
	Total Fair Value		54,545,802	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627651; 2.212%
	Total Fair Value		46,740,342	***
	Nationwide Life Insurance Co	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 2.227%
	Total Fair Value		50,005,282	***
*	Fidelity Management Trust Company	Stable Value Commingled Pool
		Fidelity Managed Income Portfolio II	57,074,351

	Brokerage Link	Self-Directed Brokerage Accounts	68,345,844
	Total Investments		986,242,921
*	Fidelity Management Trust Company
	Loans to Plan Participants	due 1/2/2017 - 12/24/2021, dates for defaulted loan balance year ranges 2008 to 2016, interest rates range from 3.25% to 8.25%	5,586,375
	Totals		$991,829,296

*	Indicates party-in-interest.
**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 17 thru 26 list the fair value of each underlying investment of the SICs'.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

(CASH)	Actively Managed Global Wrap Underlying Investments	$63,609.10
ABBVIE INC 1.8% 05/14/18		551,624.70
ACE INA HOLDING 2.3% 11/03/20		234,631.23
AMOT 2015-3 A 1.63% 05/20		919,553.38
ALLYL 2015-SN1 A3 1.21% 03/17		62,877.35
ALLYA 2015-1 A3 1.39% 09/19		504,672.57
AMERICAN EX CRD 2.125% 3/18/19		656,293.21
AMXCA 2014-2 A 1.26% 01/20		830,989.86
AMXCA 2014-3 A 1.49% 04/20		1,492,839.91
AMERICAN HONDA 2.25% 08/15/19		417,290.62
AMERICAN INTL 5.85% 1/16/18		488,744.36
AMGEN INC 2.2% 05/22/19		313,054.84
AMGEN INC 2.125% 05/01/2020		392,476.61
AB INBEV FIN 2.15% 2/1/19		837,197.91
ANHUESER-BUSCH IN 1.9% 2/01/19		837,576.79
APPLE INC 1% 5/3/18		1,627,276.61
AUSTRALIA & NZ 1.45% 5/15/18		438,756.02
AUST & NZ BKG NY 2.25% 6/13/19		833,269.37
BACCT 2015-A2 A 1.36% 09/20		928,133.20
BAT INTL FIN 2.75% 6/20 144A		724,225.12
BPCM 1.375% 5/10/18		659,153.17
BP CAPITAL MKT PLC 2.315% 2/20		373,099.55
BNP PARIBA 2.45% 03/17/19		446,434.90
BANK AMER FDG CRP 2.6% 1/15/19		2,448,438.93
BANK AMERICA CORP 2.65% 4/1/19		994,429.42
BANK OF MONTREL 2.375% 1/25/19		448,185.61
BANK T-M UFJ 2.35% 9/8/19 144A		1,721,019.91
BANK TOKYO-MSB 2.3% 03/20 144A		368,397.94
BERKSHIRE ENG 2.4% 2/20		607,264.80
BMWOT 2014-A A3 0.97% 11/18		581,189.28

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

BRITISH TELECOM PLC 2.35% 2/19	Actively Managed Global Wrap Underlying Investments	$1,014,408.06
CD 2007-CD5 A1A 5.8% 11/44		488,717.05
COMM 2015-CR22 A2 2.856% 03/48		261,351.30
COMM 2012-CR1 A2 2.35% 5/45		181,133.10
COMM 2014-CR17 A2 3.012% 05/47		624,245.51
COMM 2014-CR18 A2 2.924% 07/47		470,910.96
CVS HEALTH CORP 1.9% 07/20/18		338,065.85
COMET 2014-A2 A2 1.26% 01/20		1,199,336.37
COMET 2014-A5 A 1.48% 07/20		1,213,296.13
CAPITAL ONE NAT 2.4% 09/05/19		1,514,268.50
CARMX 2014-3 A3 1.16% 06/19		298,255.50
CARMX 2014-4 A3 1.25% 11/19		296,883.81
CARMX 2015-3 A3 1.63% 06/20		342,133.30
CARMX 2015-1 A3 1.38% 11/19		352,091.12
CHAIT 2014-A1 A 1.15% 01/19		2,101,079.84
CHAIT 2014-A7 A7 1.38% 11/19		1,009,493.99
CHAIT 2015-A2 A2 1.59% 02/20		943,340.83
CHAIT 2015-A5 A5 1.36% 04/20		730,011.93
CHAIT 15-A7 A7 1.62% 7/20		716,944.87
CHEVRON PHIL 2.45% 5/1/20 144A		332,866.18
CHEVRON CORP NE 1.104% 12/5/17		847,704.71
CHEVRON CORP NEW 1.961% 03/20		380,194.51
CCCIT 2014-A4 A4 1.23% 04/19		853,288.65
CCCIT 2014-A8 A8 1.73% 04/20		816,295.69
CGCMT 13-GC11 A1 0.754% 4/46		66,363.89
CITIZENS BANK NA 1.6% 12/04/17		800,069.60
CITIZENS BANK NA 2.3% 12/03/18		271,813.29
CWCI 2007-C2 A3 5.484% 04/47		217,460.84
COLGATE-PALMOLIVE 0.9% 5/1/18		565,847.85
COMERICA INC 2.125% 05/23/19		254,094.25

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

COMM 2013-LC6 A1 .7240% 1/46	Actively Managed Global Wrap Underlying Investments	$28,205.15
COMMONWLTH BK ASTL 1.125% 3/17		662,280.30
COMMONWEALTH NY 2.25% 03/13/19		293,973.73
COMMONWEALTH BK NY 1.4% 09/17		411,974.33
COMMONWEALTH BK NY 2.3% 9/6/19		414,050.48
CONOCOPHILLIP CO 2.2% 05/15/20		228,733.88
CREDIT SUISSE NY 2.3% 5/19		833,569.28
DAIMLER FIN 2.25% 3/20 144A		378,829.90
DAIMLER FIN NA 1.65% 5/18 144A		1,279,965.23
DEERE JOHN CAP CORP 1.6% 7/18		128,893.01
DEUTSCHE BANK AG 1.4% 2/13/17		618,102.47
DEUTSCHE BANK AG 2.5% 2/13/19		1,107,337.53
DIGITAL REALTY 3.4% 10/01/20		371,038.78
DCENT 2014-A3 A3 1.22% 10/19		851,747.96
DCENT 2014-A4 A4 2.12% 12/21		816,197.57
DCENT 2014-A5 A 1.39% 04/20		1,412,962.66
DCENT 2016-A1 A1 1.64% 07/21		998,495.40
DOMINION RESOURCE 1.9% 6/15/18		585,708.11
ENTERPRISE PRD 2.55% 10/15/19		84,255.07
ENTERPRISE PRD 1.65% 05/07/18		152,926.72
FHLG 15YR 4.50% 8/18 #E98688		45,279.54
FHLG 15YR 4.50% 9/18 #E99205		18,854.49
FHLG 15YR 4.50% 10/18 #E99833		25,307.16
FHLM ARM 3.53% 4/40 #1B4657		54,799.67
FHLM ARM 3.58% 4/40 #1B4702		52,374.96
FHLG 7.50% 7/34 #G02115		251,312.06
FHLG 15YR 5.00% 3/19 #G13052		63,269.49
FHLG 15YR 3.5% 08/30#G15273		758,805.89
FHLG 25YR 5.50% 7/35 #G05815		67,327.51
FHLM ARM 4.941% 11/35 #1J1228		58,027.03

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLM ARM 3.717% 05/41#1B8124	Actively Managed Global Wrap Underlying Investments	$34,051.31
FHLM ARM 3.224% 4/41#1B8179		23,299.38
FHLM ARM 3.464% 5/1/41#1B8304		20,850.08
FHLM ARM 3.627% 6/1/41#1B8372		35,467.32
FHLM ARM 3.283 6/1/41		30,246.37
FHLM ARM 2.98% 8/41 #1B8533		75,796.85
FHLM ARM 3.07% 9/41 #1B8608		47,277.65
FHLM ARM 3.242% 9/1/41#1B8659		31,904.13
FHLG 5.50% 3/34 #G01665		98,369.10
FHLG 15YR 5.50% 4/18 #G11389		9,772.36
FHLG 15YR 4.00% 9/25 #E02787		186,373.94
FHLG 15YR 4.00% 4/26 #E02867		95,762.99
FHLG 15YR 4.50% 11/18 #B10931		16,085.08
FHLB 0.875% 05/24/17		1,421,994.11
FHLM ARM 4.199% 8/36 #848185		36,854.35
FHLM AR 12M+187.9 10/42#849255		153,564.45
FHLG 5.50% 5/34 #Z40042		743,427.87
FNMA 1.125% 12/14/18		1,355,619.77
FNMA 1.375% 01/28/19		2,782,332.02
FNMA 1.875% 09/18/18		4,229,715.71
FNR 2014-83 P 3% 06/43		770,490.15
FNR 2015-32 PA 3% 4/44		609,957.19
FNR 2015-28 P 2.5% 5/45		1,716,213.79
FNR 2015-28 JE 3% 05/45		1,197,131.43
FNR 2015-42 LE 3% 06/45		1,021,689.54
FNR 2015-49 LE 3% 07/45		724,356.64
FNR 2015-54 LE 2.5% 07/45		887,287.79
FNR 2012-94 E 3% 6/22		79,865.32
FHR 3820 DA 4% 11/35		150,629.99
FHR 2015-4472 WL 3% 05/45		715,017.59

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLMC 1.0% 12/15/17	Actively Managed Global Wrap Underlying Investments	$1,352,631.25
FNMA 5.50% 11/34 #310105		533,854.44
FNMA ARM 3.228% 7/41#AI3469		37,638.76
FNMA ARM 3.01% 8/41 #AI4358		16,030.04
FNMA ARM 3.545% 07/41#AI6050		49,250.00
FNMA ARM 3.365% 10/41#AI6819		22,760.91
FNMA 15YR 3.5% 07/26#AI7819		59,158.12
FNMA ARM 3.37% 9/41 #AI8935		60,472.11
FNMA ARM 09/41#AI9813		26,051.82
FNMA ARM 10/41#AJ3399		8,610.18
FNMA ARM 2.74% 8/41 #AH5259		85,815.09
FNMA ARM 2.57% 10/41 #AH5261		68,060.83
FNMA 15YR 3.50% 1/26 #AL1168		148,286.12
FNMA 15YR 3.50% 3/27 #AL1746		671,311.61
FNMA 15YR 3.5% 10/29#AL5851		234,774.03
FNMA 15YR 3.5% 09/29#AL5878		538,574.36
FNMA ARM 06/42#AO2244		36,668.17
FNMA 15YR 3.5% 01/27 #AX1909		263,206.11
FNMA 6.50% 7/32 #545759		27,092.76
FNMA 6.50% 7/32 #545762		13,685.34
FNMA 15YR 7.00% 6/17 #545928		118.85
FNMA 15YR 7.00% 3/17 #635939		240.51
FNMA 15YR 7.00% 3/17 #638317		91.88
FHR 3741 HD 3% 11/15/39		170,824.25
FNMA 15YR 6.50% 3/18 #705791		8,206.08
FNMA ARM 4.68% 11/34 #735011		52,345.81
FNMA 6.50% 12/32 #735415		13,669.94
FNMA 6.50% 7/35 #745092		15,054.30
FNMA ARM 4.53% 12/34 #802852		46,243.08
FNMA 6.50% 8/36 #888034		20,044.51

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA 6.50% 8/36 #888544	Actively Managed Global Wrap Underlying Investments	$77,421.81
FNMA ARM 4.21% 5/35 #889946		99,452.12
FNMA ARM 4.30% 2/35 #995017		112,583.24
FNMA ARM 7/35 #995414		100,256.14
FNMA ARM 4.55% 10/35 #995415		400,882.15
FNMA ARM 11/36 #995606		97,545.89
FNMA ARM 2.61% 4/35 #995609		38,212.28
FNMA ARM 3.20% 1/40 #AC0599		90,893.85
FNMA ARM 12/33#AD0066		40,478.32
FNMA 6.50% 12/35 #AD0723		95,293.07
FNMA ARM 3.47% 3/40 #AD0820		56,858.49
FNMA 6.50% 8/36 #AE0746		68,630.59
FNMA ARM 11/40#AE6806		22,675.07
FIFTH THIRD BANK 2.15% 8/20/18		433,981.14
FORDF 2015-4 A1 1.77% 8/20		701,575.19
FORDO 2014-A A4 1.29% 04/19		328,394.10
FORDL 15-A A3 1.13% 6/18		865,628.32
FORDO 2016-A A3 2.01% 07/20		657,121.66
GFORT 2015-1 A1 1.65% 05/20		659,960.75
GSMS 2013-GC10 A2 1.84% 2/46		123,767.26
GSMS 2013-GC12 A1 VAR 06/46		90,834.36
GNMA 30YR 5.5% 06/35#783800		106,831.87
GMALT 2015-2 A3 1.68% 12/18		361,160.33
GMALT 2015-1 A3 1.53% 09/18		645,171.24
GOLDMAN SACH GRP 2.55% 10/19		2,680,937.87
GNR 13-41 PA 2.5% 04/40		353,337.45
HSBC USA INC 2.375% 11/13/19		407,126.52
HSBC USA INC NE 1.7% 03/05/18		401,915.51
HSBC USA INC 2.25% 06/23/19		619,924.98
HEWLETT PACKAR STEP 10/05/18		884,172.59

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

HAROT 2015-4 A3 1.23% 09/23/19	Actively Managed Global Wrap Underlying Investments	$459,034.22
HUNTINGTON NATL BK 2.2% 4/1/19		1,006,004.00
HART 2014-A A3 0.79% 07/18		153,040.04
HART 2015-B A3 1.12% 11/19		704,060.99
HYUNDAI CAP AM 2.6% 3/20 144A		749,796.50
HART 2015-C A3 1.46% 02/20		503,533.68
HYUNDAI CP AM 2.125 10/17 144A		297,095.23
INTERCONT EXCH 2.5% 10/15/18		312,703.50
IBRD 1% 06/15/18		1,167,563.33
JPMCC 2015-JP1 A2 3.1438% 1/49		391,609.16
JPMC CO 1.625% 5/15/18		440,284.41
JPMC CO 2.35% 01/28/19		1,020,958.21
JPMORGAN CHASE &CO2.25%1/23/20		583,999.10
JPMORGAN CHASE & CO 2.75% 6/20		554,928.61
JPMCC 2011-C3 A3 4.3877% 02/46		327,874.18
JPMCC 2013-C10 .7302% 12/15/47		41,255.41
JPMBB 15-C29 A2 2.8596% 05/48		373,186.13
JPMC CO 2.2% 10/22/19		1,070,230.15
KEY BANK NA 2.5% 12/15/19		312,404.28
KEYBANK NATL 2.25% 03/16/20		400,685.00
LBUBS 2007-C7 A3 5.886% 9/45		962,313.09
MANU&TRD NT PRG 1.45% 3/7/18		892,780.06
MUFG AMERICAS HLD 1.625% 02/18		112,311.44
MUFG AMERICAS HLD 2.25% 02/20		378,064.44
MARSH & MCLENN 2.35% 03/06/20		755,893.46
MASSMUTUAL GBL 2.1 8/2/18 144A		673,383.53
MASSMUTUAL GLB 2.35% 4/19 144A		426,039.51
MASSMUTUAL 2.45% 11/23/20 144A		510,789.03
MCDONALDS CORP 2.1% 12/18		146,034.00
MCDONALDS CORP 2.75% 12/20		67,667.19

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

MEDTRONIC INC 2.5% 3/15/20	Actively Managed Global Wrap Underlying Investments	$814,400.89
METLIFE GBL 1.875%6/22/18 144A		377,177.54
MET LIFE GLB 2.3% 4/10/19 144A		1,081,183.64
MET LIFE GLBL FDG 2% 4/20 144A		367,211.97
MIDAMERICAN ENE 2.4% 03/15/19		667,365.53
MITSUBISHI 2.45% 10/16/19 144A		613,517.97
MIZUHO CORP 1.85% 3/21/18 144A		892,906.64
MIZUHO BK LTD 2.45 4/19 144A		433,847.71
MSBAM 2014-C14 A2 2.916% 2/47		480,058.52
MSC 2011-C2 A4 4.661% 06/44		586,207.69
MORGAN STANLEY 2.5% 01/24/19		2,756,847.90
MORGAN STANLEY 2.65% 01/27/20		588,942.50
MSC 2007-IQ13 A1A 5.312% 3/44		100,290.94
MSC 2007-T27 A1A CSTR 6/42		764,948.35
MSBAM 2012-C5 A2 1.972% 8/45		606,266.56
MORGAN STANLEY 1.875% 01/05/18		606,352.00
NEW YORK LIFE 1.95% 2/20 144A		963,835.47
NAROT 2014-B A3 1.11% 05/19		375,045.46
NAROT 2015-C A3 1.37% 5/20		499,533.14
NEF 2005-1 A5 4.74% 10/45		187,587.22
ONTARIO PROV 2% 09/27/18		1,853,552.51
PNC BK PITT MTN 2.2% 01/28/19		415,850.70
PNC BK PITT MTN 1.8% 11/05/18		1,225,399.72
PHILIP MORS INT 1.875% 1/15/19		573,863.15
PLAINS AM/PAA FIN 2.65% 12/19		514,880.77
PRICOA GLBL F 1.6% 5/18 144A		665,397.82
ROYAL BK OF CDA 2.15% 03/15/19		424,151.93
ROYAL BK CAN GL 1.8% 07/30/18		707,408.10
SEMPRA ENERGY 2.4% 3/15/20		239,201.11
SEMPRA ENERGY 2.85% 11/15/20		277,908.31

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

SHELL INTL FIN BV 2.125% 05/20	Actively Managed Global Wrap Underlying Investments	$551,968.33
SHELL INTL 2.25% 11/10/20		523,529.54
SOUTHERN PWR CO 1.5% 06/01/18		546,113.24
SOUTHERN PWR CO 2.375% 6/1/20		258,354.50
SUMITOMO BKG 2.45% 1/10/19		518,548.37
TIME WARNER CAB 5.85 5/1/17W/I		511,959.00
TORONTO DOM 1.4% 4/30/18		884,835.59
TORONTO DOMINION 2.25% 11/5/19		613,447.68
TOTAL CAPITAL SA 1.5% 2/17/17		469,759.20
TOTAL CAP INTL 2.125% 01/10/19		1,063,487.88
TAOT 2015-C A3 1.34% 6/19		880,569.32
TRANSCANADA PIPE 1.625% 11/17		1,041,615.35
UBS AG STAM 2.375% 8/14/19		628,328.58
UBS AG STAMFORD 1.8% 03/26/18		558,951.80
UBS AG STAM CT 1.375% 6/1/17		277,247.87
UBSBB 2012-C4 A1 .6728 12/45		18,059.29
USAOT 2015-1 A3 1.2% 06/19		359,438.39
UBSBB 2013-C6 A1 0.8022% 4/46		83,134.11
USTN 0.875% 10/15/17		14,028,098.00
USTN 0.875% 11/30/17		2,618,111.72
USTN 1.125% 01/15/19		12,692,556.88
USTN 1.375% 2/28/19		9,085,096.99
UST NOTE .875% 1/31/18		10,479,862.81
USTN 0.75% 2/28/18		21,517,718.26
USTN 1% 11/30/18		35,210,695.27
UST NOTES 1.625% 06/30/2019		5,760,857.33
UNITED HEALTH 2.7% 7/15/20		296,735.66
VENTAS REALTY LP 2.7% 4/1/20		140,693.85
VODAFONE 1.625% 3/20/17		582,758.50
VOLKSWAGEN GRP 2.4% 5/20 144A		364,880.46

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

VALET 2013-2 A4 1.16% 03/20/20	Actively Managed Global Wrap Underlying Investments	$641,461.52
VALET 2014-1 A3 .91% 10/22/18		237,662.20
VWALT 2015-A A3 1.25% 12/17		422,656.07
WFRBS 13-C14 A1 .836% 6/15/46		27,227.16
WFRBS 2013-C14 A2 2.133% 6/46		181,321.31
WFRBS 2012-C8 A2 1.881% 8/45		201,511.70
WFRBS 2013-C13 A1 0.778% 5/45		55,393.06
WBCMT 2006-C26 A1A CSTR 6/45		53,281.94
WAL-MART STORES 1.125% 4/18		888,031.08
WELLS FARGO & CO MTN 2.6% 7/20		1,280,837.04
WFCM 2012-LC5 ASB 2.528% 10/45		315,670.54
WFCM 2013-LC12 A1 1.676% 7/46		460,855.29
WESTERN UN CO 3.65% 8/22/18		724,092.75
WESTPAC BANKING CRP 2% 8/14/17		807,531.40
WESTPAC BANKING 1.5% 12/01/17		600,894.00
WOART 2014-B A3 1.14% 01/20		515,294.20
WOLS 2015-A A3 1.54% 10/18		640,032.84
WOLS 2014-A A3 1.16% 09/17		242,236.26

Total Fair Value of Underlying Investments		257,184,547

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By    /s/ Deanna L. Jones
Deanna L. Jones, Plan Administrator

Dated: June 28, 2017

EXHIBIT INDEX

23.1 - Consent of Independent Registered Public Accounting Firm